April 1, 2024
VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symetra Life Insurance Company (the “Company”) Symetra Trek® Frontier Registration Statement on Form S-1 File No. 333-________
Commissioners:

The Company is filing under the Securities Act of 1933, as amended (the “Securities Act”), a new registration statement on Form S-1 (the “New Registration Statement”) for certain individual single premium deferred index-linked annuity contracts titled Symetra Trek® Frontier (the “Contract”).

The Registration Statement is being filed solely for the purpose of (i) including information for the fiscal year ended December 31, 2023 and other non-material updates (including clarifying disclosures, as applicable, provided by Securities Exchange Commission (“SEC”) staff in their recent review of Symetra Trek Plus (333-276608) filed January 19, 2024 (Accession Number: 0001559495-24-000003), and (ii) “refreshing” the prior registration statement pursuant to the three-year limitation on the offer and sale of securities that are offered and sold on a continuous basis under Rule 415(a)(5) under the 1933 Act.

The Company represents that the materiality of the changes from the most recent previously-filed amendment to the registration statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act of 1933 if Form S-1 registration statements were eligible for filing under Rule 485.

Please direct any questions or comments regarding the Registration Statement to me at 515-471-3381 or at david.dimitri@symetra.com.

Sincerely,

/s/ David Dimitri

David Dimitri
Senior Counsel
Symetra Life Insurance Company
(515) 471-3381
(425) 615-5743 (cell)

cc:    Darlene K. Chandler, Senior Vice President and Associate General Counsel
Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company